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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                      PIONEER HI-BRED INTERNATIONAL, INC.
                                (Name of Issuer)

                      PIONEER HI-BRED INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                          ________723680-10-1________

                     (CUSIP Number of Class of Securities)

                              WILLIAM DEMEULENAERE
                               Corporate Counsel
                      Pioneer Hi-Bred International, Inc.
                               400 Locust Street
                               700 Capital Square
                              Des Moines, IA 50309
                                 (515) 248-4800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                               F. WILLIAM REINDEL
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8189

                          ----------------------------
                               September 25, 1997

     (Date Tender Offer First Published, Sent or Given to Security Holders)
                            ------------------------

                           CALCULATION OF FILING FEE

                     TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                         $1,710,236,944                                                   $342,047

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 16,444,586 shares at the maximum tender offer price per share of $104.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      N/A          Filing Party:              N/A
Form or Registration No.:                    N/A          Date Filed                 N/A

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ITEM 1. SECURITY AND ISSUER.

    (a) The issuer of the securities to which this Schedule 13E-4 relates is Pioneer Hi-Bred International, Inc., an Iowa corporation (the "Company"), and the address of its principal executive office is 400 Locust Street, 700 Capital Square, Des Moines, Iowa 50309.

    (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 16,444,586 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, $1.00 par value per share (including the associated Preferred Stock Purchase Rights, the "Shares"), at prices not greater than $104 nor less than $88 per Share net to the Seller in cash, specified by the tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As of September 25, 1997, 82,225,435 Shares were issued and outstanding.

    As more fully discussed in Section 8, "Background and Purpose of the Offer," of the Offer to Purchase, the Company is making the Offer pursuant to the terms of the Investment Agreement (as defined in the Offer to Purchase) between the Company and E. I. du Pont de Nemours and Company ("DuPont"), which requires that the Company commence the Offer within five business days of closing of the DuPont equity investment transaction.

    (c) The information set forth in "Introduction" and Section 7, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

    (d)  Not applicable. This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 10, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," Section 10, "Source and Amount of Funds," Section 12, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," and Section 14, "Certain U.S. Federal Income Tax Consequences," of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," and Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," Section 10, "Source and Amount of Funds," Section 14, "Certain U.S. Federal Income Tax Consequences," and Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

                                       2
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ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

    The information set forth in "Introduction" and Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a)-(b) The information set forth in Section 11, "Certain Information About the Company," of the Offer to Purchase and the financial statements and notes related thereto contained in the Company's Annual Report to Shareholders for the fiscal year ended August 31, 1996, and its Quarterly Report on Form 10-Q for the quarter ended May 31, 1997, copies of which are attached hereto as Exhibits
(g)(1) and (g)(2), respectively, are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (b)-(e)  Not Applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        --      Form of Offer to Purchase dated September 25, 1997.

      (2)     --      Form of Letter of Transmittal (including Certification of Taxpayer
                      Identification Number on Substitute Form W-9).

      (3)     --      Form of Notice of Guaranteed Delivery.

      (4)     --      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.

      (5)     --      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

      (6)     --      Guidelines for Certification of Taxpayer Identification Number on Substitute
                      Form W-9.

      (7)     --      Form of Letter to Stockholders of the Company, dated September 25, 1997 from
                      Charles S. Johnson, President and Chief Executive Officer of the Company.

      (8)     --      Form of Notice of Offer to Purchase for Cash.

      (9)     --      Press Release

(b)           --      Not Applicable.

(c)(1)        --      Formation Agreement, dated as of August 6, 1997, between the Company and DuPont.

      (2)     --      Research Alliance Agreement, dated as of August 6, 1997, between the Company and
                      DuPont.

      (3)     --      Investment Agreement, dated as of August 6, 1997, between the Company and
                      DuPont.

      (4)     --      Preferred Seed Support Agreement, dated as of August 6, 1997, between the
                      Company and DuPont.

(d)           --      Not Applicable.

(e)           --      Not Applicable.

(f)           --      Not Applicable.

(g)(1)        --      The Company's Annual Report to Shareholders for the fiscal year ended August 31,
                      1996.

      (2)     --      The Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PIONEER HI-BRED INTERNATIONAL, INC.

                                By:              /s/ JERRY CHICOINE
                                     -----------------------------------------
                                                   Jerry Chicoine
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF OPERATING OFFICER

Dated: September 25, 1997

                                       4
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                                 EXHIBIT INDEX

 EXHIBIT                                                          DESCRIPTION
---------             ---------------------------------------------------------------------------------------------------
(a)(1)        --      Form of Offer to Purchase dated September 25, 1997.
  (2)         --      Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on
                        Substitute Form W-9).
  (3)         --      Form of Notice of Guaranteed Delivery.
  (4)         --      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
  (5)         --      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                        Nominees.
  (6)         --      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (7)         --      Form of Letter to Stockholders of the Company, dated September 25, 1997 from Charles S. Johnson,
                        President and Chief Executive Officer of the Company.
  (8)         --      Form of Notice of Offer to Purchase for Cash.
  (9)         --      Press Release
(b)           --      Not Applicable.
(c)(1)        --      Formation Agreement, dated as of August 6, 1997, between the Company and DuPont.
  (2)         --      Research Alliance Agreement, dated as of August 6, 1997, between the Company and DuPont.
  (3)         --      Investment Agreement, dated as of August 6, 1997, between the Company and DuPont.
  (4)         --      Preferred Seed Support Agreement, dated as of August 6, 1997, between the Company and DuPont.
(d)           --      Not Applicable.
(e)           --      Not Applicable.
(f)           --      Not Applicable.
(g)(1)        --      The Company's Annual Report to Shareholders for the fiscal year ended August 31, 1996.
  (2)         --      The Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997.

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